IBT Bancorp, Inc.
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BY FACSIMILE AND EDGAR
----------------------

June 30, 2005

Mr. Don  Walker
Senior Assistant Chief  Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0408
Washington D.C. 20549

Dear Mr. Walker,

     I am writing on behalf of IBT Bancorp, Inc. (the "Registrant") in response to the staff's second letter of comment dated June 16, 2005. Our responses are numbered so as to correspond with the numbering in the comment letter.

Form 10-K
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Nonperforming and Problem Assets - page 8
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1.   No specific  reserves  were  recorded for loans  included in the 90 days or more past due category. Our methodology for calculating the adequacy of the reserve includes a percentage allocation of certain classifications of homogeneous pools of loans. Of the loans classified as 90 days or more past due our calculations indicated that an amount of $169,605 should be included in the determination of the adequacy of the loss reserve for that classification of loans.

2. The two mortgages charged off in 2004 were not included in mortgage loans accounted for on a non-accrual basis as of December 31, 2003. The loan secured by the multi-family residential and part retail building was included in loans classified as 90 days or more delinquent at December 31, 2003. This loan was charged off in December 2004. The facts and circumstances related to that charge-off are as follows: The borrower is a real estate investor who, we believe, became over extended. Because of his poor business acumen and absentee landlord status the borrower allowed the property to become run-down. As a result tenants began leaving, resulting in a decline in cash flow, which lead to an inability to make timely mortgage payments. Beginning in December 2002 the loan began to be 15 days delinquent. As the year progressed the loan became delinquent 30 to 45 days on a continuous basis. Serious delinquency began in late 2003. The last payment received was in January 7, 2004, but was returned NSF. Collection efforts in January 2004 produced no results. On January 21, 2004 we enforced the assignment of rents. We received notice from the municipality claiming extreme conditions existed at the building that required the tenants to be evicted. The borrower notified us in February 2004 that he was relinquishing management of the property. We began foreclosure proceedings. A


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               309 Main Street - Irwin, PA 15642 o (724) 863-3100
     fire in the building in March 2004 resulted in the fire department evicting the tenants. In April 2004 we secured the property to prevent unauthorized occupation of the building. In July 2004 it was found that the furnace was inoperable with an estimated cost of $100,000 to repair or replace. In October 2004 we were the successful bidder at the Sheriff's sale and paid $725 in costs to acquire the property. In December 2004, several water pipes froze and subsequently burst within concrete walls. The broken boiler in the furnace also caused significant water damage. The original principal balance of the loan was $488,000. The loan was originated on July 31, 2002 at a fixed rate of 7%. Because of the condition of the property an appraisal indicated a market value of $100,000, $90,000 was recorded as Real Estate Owned and $409,651, which included the remaining principal and other costs associated with this loan, was charged off in December 2004. The property was sold at a price of $118,413 net of selling expenses in January 2005.

     The loan secured by the motel was charged off in June 2004 in the amount of $777,916. This was a commercial real estate loan secured by a motel located in New Stanton Pennsylvania. The original amount of the loan was $1,900,000 at 7.75 % recorded on November 22, 2002. Falling operating revenues caused a reduction in cash flow, which caused postponing required maintenance, loss of franchise and delaying debt service. We also believe the borrower diverted profits from this property to fund other operations. Loan payments were habitually 30 days late beginning in early 2004. The last payment was received on February 6, 2004 for the due date of December 1, 2003. Between December 2003 and March 2004 routine collection efforts were applied. On March 25, 2004 payment in full was demanded. In April 2004 an agreement was made with the borrower to workout the loan. The borrower did not honor the agreement. In May we initiated foreclosure proceedings. In June 2004, the borrower surrendered the property to the bank via a deed in lieu of foreclosure. An appraisal indicated that the value of the property, based on a Net Operating Income approach, was significantly less than the original appraisal. Naturally, the Net Operating Income approach reduced the appraised value because of the negative impact of the declining operating revenues of the motel. The deteriorated physical condition also reduced the appraised value. It is our policy to record, as real estate owned 90% of the appraised value of the foreclosed property, the balance of the loan was charged off. The property was appraised at $1,300,000, $1,170,000 was recorded as real Estate Owned and $777,916 was charged off. In July 2004 we secured the services of a hotel management firm to operate the property for the bank, until the motel could be sold. The property is currently under an agreement to sell at $1,348,500, net of selling expenses.

Allocation of the Allowance for Loan Losses, page 11
----------------------------------------------------

3.   As of December 2003 there were $7.1 million in commercial  loans classified
     as  substandard.   At  December  2004,   commercial   loans  classified  as
     substandard


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     were  only  $865,000.   The  decline  in  commercial  loans  classified  as
     substandard reduced the allocation of the loan loss reserve assigned to commercial loans.

     Delinquent mortgages increased from $704,000 to $3.6 million from 2003 to 2004. The classifications (watch, substandard, or doubtful) of these delinquent loans would have increased the allocation of the calculated reserve for these loans.

Exhibit 13
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2004 Annual Report
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Results of Operations
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Provision for Loan Losses, page 5
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4.   Prior to charging  off the loan  secured by the motel there was no specific amount included in the allowance for loan losses attributable to this loan. For the loan secured by the multi-family apartment/retail building $287,286 was included in the calculation regarding the adequacy of the loan loss reserve as of November 30, 2004. There were no allocations made to the loan loss reserve in 2003 regarding either of these loans.

5. As of December 31, 2004 $352,205 of the reserve for loan losses was applied to specific loans, the balance, $2,241,437 was formula driven. For December 31, 2003 100% of the amount in the reserve was formula driven.


We are pleased to be able to provide the information you requested. If you require anything further regarding this matter, please do not hesitate to call.

Sincerely,

/s/ Charles G. Urtin


Charles G. Urtin
President and CEO



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